UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 001-33443
_________________

Dynegy Inc. 401(k) Savings Plan
(Full title of the plan)
_________________

Dynegy Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DYNEGY INC. 401(K) SAVINGS PLAN

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)	19

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	20

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
 the Dynegy Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 15, 2010

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	$128,104,485	$102,466,761
Participant loans	2,052,525	1,931,590

Total investments	130,157,010	104,398,351

Receivables:
Employer contributions	165,117	160,575

TOTAL ASSETS	130,322,127	104,558,926

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$130,322,127	$104,558,926
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(393,056)	-

NET ASSETS AVAILABLE FOR BENEFITS AT CONTRACT VALUE	$129,929,071	$104,558,926

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

INVESTMENT INCOME, NET:

Plan interest in net income of Dynegy Inc. Master Trust	$21,888,138
Interest on participant loans	124,859
Total investment income	22,012,997
CONTRIBUTIONS:

Employee	9,810,774
Employer	4,111,111
Total contributions	13,921,885
EXPENSES:

Benefit payments	10,483,981
Administrative expenses	80,756
Total expenses	10,564,737

NET INCREASE	25,370,145

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	104,558,926

End of year	$129,929,071

The accompanying notes are an integral part of these financial statements.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, which is the governing document, for a more complete description of the Plan’s provisions.

General

The Plan is sponsored and maintained by Dynegy Inc., a Delaware corporation, (the “Company”) for the exclusive benefit of participating employees of certain affiliates of the Company that participate in the Plan (the participating affiliates in the Plan are each referred to herein as the “Employer”). It qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and is a trusteed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s trustee is Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

As of December 31, 2009, the following entities were participating in the Plan: Dynegy Operating Company, Dynegy Energy Services, Inc., Dynegy Marketing and Trade, LLC, Sithe Energies Power Services, Inc., Dynegy Power Company, Dynegy Midwest Generation, Inc.—but solely for the purpose of providing benefits under the Plan to salaried non-union eligible employees hired by Dynegy Midwest Generation, Inc. on or after January 1, 2009, and Dynegy Northeast Generation, Inc.—but solely for the purposes of providing benefits under the Plan to (a) eligible employees hired on or after April 3, 2008 and who were covered by that certain Memorandum of Agreement between Dynegy Northeast Generation, Inc. and Local Union 320 of the International Brotherhood of Electrical Workers, dated March 26, 2008, as ratified on April 3, 2008 and (b) all eligible employees hired by Dynegy Northeast Generation, Inc. on or after January 1, 2009 (collectively, the “Employer”).

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) certain nonresident aliens, (c) any individual designated, compensated, or otherwise classified or treated by the Employer as a leased employee, an independent contractor or other non-common law employee, (d) employees who have waived participation in the Plan,  and (e) an employee of an entity that has been designated to participate in the Plan to the extent that such entity’s designation specifically excepts such employee’s participation. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. However, effective as of January 1, 2009, for eligible employees hired on or after January 1, 2009, enrollment in the Plan is automatic after a 60-day opt-out period. If such an employee does not opt-out of participation, the employee will be automatically enrolled in the Plan at a before-tax contribution rate of 5% of eligible earnings per pay period. Active participation ceases upon termination of employment with the Employer.

Contributions

Participants may make before-tax contributions, including “catch-up” contributions (if age 50 or older before the close of the particular Plan year), by payroll deduction up to the legal dollar limit. Additionally, as of January 1, 2008, participants may elect to have some or all of their before-tax contributions (including any catch-up contributions) contributed to the Plan as an after-tax Roth contribution up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may “roll-over” into the Plan amounts distributed from another eligible retirement plan.

The Employer makes a matching contribution each pay period to the Plan equal to 100% of the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) that are not in excess of 5% of the participant’s “Compensation” (as defined by the Plan) for such pay period. In addition, each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) and Compensation for the year.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to participants who are eligible employees on the last day of the year. No such discretionary contributions were made during plan years 2009 or 2008. Further, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Investment of Funds

The Plan offers a variety of investment options. Each participant has the right upon enrollment to select, from among the available investment options under the Plan, the fund(s) into which the participant’s before-tax, after-tax and rollover contributions (and the earnings allocable thereto) will be invested. A participant may change the allocation of such participant contributions made to the selected funds or transfer amounts among investment funds in accordance with the procedures established by the Plan Administrator. If a participant does not make investment elections, the contributions will be invested in the default investment fund selected by the Plan Administrator for the Plan. Employer matching contributions and Employer discretionary contributions, if any, are made to the Dynegy Stock Fund (the “Stock Fund”), which are allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 9 for more information. A participant may transfer such Employer contributions (and the earnings allocable thereto) among investment funds anytime after they are initially credited to his or her account, subject to the limitations contained in Company’s insider trading policy.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions, allocations of the Employer’s contributions and Plan earnings or losses. Certain administrative expenses may also be deducted from participant’s accounts (for example, a loan administrative fee is charged each year to the accounts of participant’s with outstanding loans). The benefit to which a participant is entitled is the vested balance of the participant’s accounts.

Vesting

Employee before-tax (including any catch-up and Roth contributions), after-tax and rollover contributions are 100% vested and non-forfeitable at all times. Generally, participants vest in Employer matching and discretionary contributions based on years of service. Effective January 1, 2009, the Plan’s four-year graded vesting schedule was amended as set forth below.

For participants that are members of IBEW Local 1245, 320 or 769 vesting remained four-year graded, as follows:

Years of Service	Vesting Percentage
1	25%
2	50%
3	75%
4	100%

For other participants, vesting was changed to two-year graded, as follows:

Years of Service	Vesting Percentage
1	50%
2	100%

Participants also become 100% vested in such contributions (a) upon (i) attaining normal retirement age (age 65) while employed by the Employer, or (ii) termination of employment with the Employer by reason of total and permanent disability or death and (b) if the participant is affected by a termination or a partial termination of the Plan.  Note that in 2009, certain participants were 100% vested in connection with a partial plan termination event.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by financial institutions in the business of lending money for similar type loans. A loan may not be made in an amount less than $500. Additionally, no participant may have more than three outstanding loans at any given time, and only one of those loans may be used to acquire any house that within a reasonable period of time is to be used as a primary residence. Loans must be repaid within a certain period of time as specified in the Plan’s Loan Procedure. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account.

Payment of Benefits

Participants (or their beneficiaries as applicable) may elect to receive the vested interest in their accounts upon termination of employment (including as a result of normal retirement), total and permanent disability or death. From and after May 1, 2002, only lump sum distributions are available under the Plan. All distributions are made in cash, except that a participant may elect to have the portion of his or her account that is invested in the Stock Fund distributed in shares of Company common stock. Generally, a participant can defer the receipt of his or her distribution until April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70-1/2 or the calendar year in which he or she terminates employment. However, an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000. Note that the Plan also permits a variety of in-service withdrawals allowing participants to withdraw certain amounts from the Plan while working, as described in more detail in the Plan documents.

Forfeitures

Unvested Employer matching contributions are forfeited and remain in the Plan following the termination of employment of participants with less than a 100% vested interest in the Employer matching contribution portion of their accounts.  At December 31, 2009 and 2008, forfeited nonvested accounts totaled $24,711 and $387,579, respectively. Any forfeitures under the Plan are applied to reduce Employer contributions and/or to pay Plan administrative expenses. In 2009, Employer matching contributions were reduced by $484,799 and administrative expenses were reduced by $40,311 from forfeitures from nonvested accounts.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by Company. In the event the Plan is terminated, the assets of the trust fund will be liquidated and each participant will be entitled to receive the entire amount of his or her account.

Plan Amendments

Effective January 1, 2008, the Plan was amended in several respects, as follows: (1) to allow participants to make after-tax Roth contributions to the Plan that are eligible for Employer matching contributions in the same manner and amount as before-tax contributions (the combined total before-tax contributions and after-tax Roth contributions may not exceed the IRS elective deferral limit ($15,500 for 2008)); (2) to accept eligible Roth 401(k) distributions as rollover contributions to the Plan; (3) to allow (in addition to a participant and a participant’s spouse or eligible former spouse) a non-spouse beneficiary to elect a direct rollover distribution of all or a portion of his or her Plan benefit to an eligible retirement plan; and (4) to add a Roth IRA account as an eligible retirement plan for direct rollover distribution purposes.

Effective March 17, 2008, the Plan was amended to provide service crediting for purposes of vesting under the Plan to certain individuals employed by Accenture LLP.

Effective April 1, 2008 (“Merger Date”), the Extant, Inc. 401(k) Plan (the “Extant Plan”) was merged into the Plan. The benefits structure and related provisions under the Extant Plan continue as a separate benefits structure under the Plan. Participants in the Extant Plan on the Merger Date are treated as Plan participants (an “Extant Member”) as a result of the merger with respect to their transferred account balances. The Extant Plan account balances of Extant Members amounting to $207,823 were transferred to the Plan and credited on the Merger Date to the appropriate accounts established for Extant Members under the Plan (“Transferred Accounts”). Extant Members are fully vested in their Transferred Accounts.

Effective April 3, 2008, the Plan was amended to provide that employees who are hired by Dynegy Northeast Generation, Inc. on or after April 3, 2008 and who are covered by the Memorandum of Agreement between Dynegy Northeast Generation, Inc. and Local Union 320 of the International Brotherhood of Electrical Workers, dated March 26, 2008 as ratified on April 3, 2008 are eligible to participate in the Plan (provided such individuals otherwise meet the Plan’s eligibility requirements).

Effective January 1, 2009, the Plan was amended and restated. The Plan restatement incorporated all prior amendments. The following additional material amendments were also made in connection with the Plan amendment and restatement:

•	Auto-Enrollment: The Plan was amended to provide an auto-enrollment feature for eligible employees hired on or after January 1, 2009, as described above in more detail under the General subsection.
•	Accelerated Vesting: The Plan was amended to provide for accelerated vesting for certain participants, as described above in more detail under the Vesting subsection.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date-basis.

The investments held in the Dynegy Inc. Master Trust (“Master Trust”) are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board (“FASB”) (Note 7). The Plan’s investments are held in the Master Trust. Investments and income therefrom are allocated to the individual plans based on each participant’s account balance within each investment fund option. At December 31, 2009 and 2008, the Plan’s interest in the Master Trust was approximately 42% and 43%, respectively.

Benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan corresponding to the fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

Risk and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Recent Accounting Pronouncements

The FASB Accounting Standards Update (“ASU”) “Fair Value Measurements and Disclosures: “Investments in Certain Entities That Calculate Net Asset Value (“NAV”) per Share (or Its Equivalent)” was issued in September 2009. This ASU provides guidance on using the NAV per share provided by investees to estimate the fair value of an alternative investment. This ASU is effective for periods ending after December 15, 2009. The adoption of the provisions of this update did not impact the Plan’s financial statements.

In May 2009, subsequent event accounting standards were issued by the FASB, establishing the accounting of and disclosure standards for events that occur after the balance sheet date but before financial statements are issued or available to be issued. An amendment was issued in February 2010 which clarified which entities are required to evaluate subsequent events and the scope of the disclosure requirements related to subsequent events. The adoption of this accounting standard did not impact the Plan’s financial statements.

In April, 2009, the FASB issued guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of this guidance are effective for periods after June 15, 2009. The adoption of this guidance did not materially impact the Plan’s financial statements.

In January 2010, the FASB issued a standard to improve disclosures about fair value measurements. Certain provisions to the standard are effective for reporting periods beginning after December 15, 2009, while other provisions are effective for periods beginning after December 15, 2010.

3.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended by subsequent amendments not covered by the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

	December 31
	2009	2008
Investments at fair value as determined by quoted market price
Plan interest in Dynegy Inc. Master Trust*	$128,104,485	$102,466,761

* Includes both participant-directed and nonparticipant-directed investments. See Note 9.

The Plan’s interest in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,888,138 during 2009.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a collective investment trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Employer does not believe that the occurrence of such an event is probable.

The average yield earned by the collective investment trust for the year ended December 31, 2009 was 3.15% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2009 was 2.86%.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. As of December 31, 2009, the contract value of the interest in the collective investment trust was $17,788,713 as compared to its fair value of $18,181,769. An adjustment of $393,056 has been made to the Statement of Net Assets Available for Benefits to reflect contract value. As of December 31, 2008 the contract value of the interest in the collective investment trust approximated fair value and therefore no adjustment was recorded in the Statements of Net Assets Available for Benefits.

6.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the assets of the Plan are held in the Master Trust, with other assets of qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under A Collective Bargaining Agreement, Dynegy Northeast Generation, Inc. Savings Incentive Plan, and Extant, Inc. 401(k) Plan. Note that effective April 1, 2008, the Extant, Inc. 401(k) Plan was merged into the Plan.

The following information is presented for the Master Trust:

	December 31,
	2009	2008
ASSETS
Investments:
Cash and temporary cash investments	$15,179	$384,898
Investments, at fair value:
Mutual funds	229,848,659	170,310,004
Collective investment trust	51,579,972	48,859,568
Common stock (broker option)	2,352,564	1,687,219
Employer stock fund	19,520,571	17,154,023

Total investments	303,316,945	238,395,712

Receivables:
Employer contributions	197,036	195,328
Due from broker for securities sold	-	109,250

Total receivables	197,036	304,578

TOTAL ASSETS	303,513,981	238,700,290

Due to broker for securities purchased	73,283	7,446

NET ASSETS AVAILABLE FOR BENEFITS	$303,440,698	$238,692,844

Investment income/(loss) for the Master Trust is as follows:

Year ended December 31, 2009
Investment income:
Net appreciation in fair value of investments	$46,674,354
Dividends and interest	6,428,186

$53,102,540

The Master Trust invests a significant portion of its assets in the Company’s common stock via the Stock Fund. This investment in the Company’s common stock approximates 6.4% and 7.1% of the Master Trust’s net assets available for benefits as of December 31, 2009 and 2008, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

7.	FAIR VALUE MEASUREMENTS

The FASB establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or inputs is unobservable. Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Collective investment trust: Valued at the underlying unit values reported using audited financial statements of the collective trust and changes in such amounts through the Master Trust’s year end.

Common stock (brokerage option): Valued at the closing price reported on the active market on which the individual securities are traded.

Common stock (employer stock fund): Valued at the underlying unit values calculated based on the closing price reported on the active market on which the underlying employer securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of units held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 12,404,597	$ -	$ -	$ 12,404,597
Fixed income	-	45,221,065	-	-
Common stock: US Equity (brokerage link)	2,352,564	-	-	2,352,564
US Equity (employer stock)	19,520,571	-	-	19,520,571
Mutual funds: US Equity (brokerage link)	3,839,879	-	-	3,839,879
US Equity	133,862,269	-	-	113,862,269
Non-US Equity	45,648,000	-	-	45,648,000
US Fixed income	35464,000	-	-	35,464,000
Non-US Fixed income	5,004,000	-	-	5,004,000

	$ 258,095,880	$ 45,221,065	$ -	$ 303,316,945

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash	$ 384,898	$ -	$ -	$ 384,898
Collective investment trust	-	48,859,568	-	48,859,568
Common stock (brokerage option)	1,687,219	-	-	1,687,219
Employer stock fund	17,154,023	-	-	17,154,023
Mutual funds	170,310,004	-	-	170,310,004

	$ 189,536,144	$ 48,859,568	$ -	$ 238,395,712

In addition to the Plan’s interest in the Master Trust, it has participant loans which are level 3 assets.

Participant Loans Year Ended December 31, 2009

Balance, beginning of year	$1,931,590
Net change	120,935
Balance, end of year	$2,052,525

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these qualify as parties-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock and participant loans. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Plan’s Stock Fund. Participants may diversify the investment of Employer matching and any discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in the Company’s insider trading policy.

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Plan’s Stock Fund is as follows:

	December 31,
	2009	2008
Net Assets:
Investments, at fair market value:
Employer securities	$11,644,111	$9,913,279

Employer contributions receivable	165,117	160,575

	$11,809,228	$10,073,854

Year ended December 31, 2009
Changes in Net Assets:
Employer contributions	$4,111,111
Employee contributions	607,298
Net depreciation in fair value of investments	(917,921)
Dividends	39
Loan repayments	188,474
Plan-to-plan transfers	174
Benefit payments	(759,803)
Loan withdrawals	(202,103)
Administrative expenses	(2,260)
Transfers to participant directed investments, net	(1,289,635)

$1,735,374

10.	COMMITMENTS AND CONTINGENCIES

Internal Revenue Service Plan Audit

In March 2008, the IRS notified the Company of its intent to audit the Plan. The IRS audited the 2006 and 2007 plan years. The IRS completed the audit and provided a closing statement dated February 16, 2010. The IRS requested that the Plan’s definition of “Compensation” be clarified via a prospective amendment (see Note 11 for more details); otherwise, the IRS discovered no errors, nor requested any Plan corrections, in connection with the audit.

11.	SUBSEQUENT EVENTS

Compensation Definition

In connection with the IRS Plan audit (see Note 10), effective January 1, 2010, the Plan’s definition of “Compensation” was amended to provide more specificity regarding compensation items that are included versus excluded in Plan “Compensation.”

Pension Protection Act Compliance

Generally effective January 1, 2010 (though with certain earlier effective dates as necessary for legal compliance), the Plan was amended to comply with certain legal requirements of the Pension Protection Act of 2006 and certain other legal requirements, including, such as:

•
For plan years beginning January 1, 2007, the Plan was amended to add certain language to the Plan providing that certain notices required to be provided in connection with electing a Plan distribution must contain certain legally required information.

•
For plan years beginning January 1, 2008, the Plan was amended to provide that gap period earnings of excess deferrals and contributions will not be calculated and distributed in connection with correction of such.

•	Effective January 1, 2010, the Plan was amended to comply with certain investment-related requirements (including those set forth in IRS Notice 2006-107).

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2009	2008
Net assets available for benefits per the financial statements	$129,929,071	$104,558,926
Adjustment from contract value to fair value for fully benefit-responsive contracts	393,056	-
Net assets available for benefits per Form 5500	$130,322,127	$104,558,926

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

Increase in net assets available for benefits per the financial statements	$25,370,145
Adjustment to reflect fair value adjustment for 2009 related to benefit-responsive contracts	393,056
Increase in net assets available for benefits per Form 5500	$25,763,201

SUPPLEMENTAL SCHEDULE

DYNEGY INC. 401(k) SAVINGS PLAN
EIN: 20-5653152                                PN: 001

Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)

As of December 31, 2009

[a]	[b]	[c]	[d]	[e]
Party-in-interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loans	Various maturities and interest rates ranging from 4.25% - 9.5%	-	$ 2,052,525

		Total		$ 2,052,525

* A party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Inc. 401(k) Savings Plan

Date:  June 15, 2010                                                                                     By: /s/ JULIUS COX
Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-141810) of Dynegy Inc. of our report dated June XX, 2010 appearing in this Annual Report on Form 11-K of the Dynegy Inc. 401(k) Savings Plan for the year ended December 31, 2009.

/s/ McConnell & Jones LLP
Houston, Texas
June 15, 2010